

August 27, 2012

Via E-mail
Dmitrijs Podlubijs
President
US Parts Online Inc.
2360 Corporate Circle Suite 400
Henderson, NV 89074

   Re: US Parts Online Inc.
     Amendment No. 3 to the Registration Statement on Form S-1
     Filed August 15, 2012
     File No. 333-179765

Dear Mr. Podlubijs:

  We have reviewed your response to our letter dated August 8, 2012 and have the following additional comments.

General

1. We note your response to prior comment 1. We are unable to agree with your analysis in support of the conclusion that you are not a shell company. In particular, we note your disclosure on page 30 that you have not generated any revenues and your only operation to date is making a deposit for salvaged car parts. Given your business plan of reselling used and new auto parts, it does not appear that your activities to date constitute anything more than nominal operations. Please disclose that you are a shell company.

Description of Business, page 30

General, page 30

2. Please reconcile your disclosure on page 6 of the prospectus summary that you "have purchased some inventory" with your disclosure here that you have placed a $3,000 deposit on a salvaged car. Additionally, we note that the $6,000 balance on the salvaged car was due June 3, 2012. Please disclose whether you have paid for and acquired the salvaged car. If not, disclose the status of your agreement to acquire the salvaged car.

Product, page 30

3. We note your response to prior comment 4. Please balance this section by disclosing the risks and uncertainties of your target market, including, if true, that it is a "niche" market, that because of the lack of official data, there may be a limited market for U.S.-based

parts for U.S. made cars in Europe, and that this potentially limited market may inhibit the growth of your business or result in unpredictable revenues. Please also add a risk factor disclosing the attendant risks.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief